UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-56427

OMNIAB OPERATIONS, INC.

(Exact name of registrant as specified in its charter)

5980 Horton Street, Suite 600

Emeryville, CA 94608

(510) 250-7800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)

Effective as of November 1, 2022, Orwell Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of OmniAb, Inc., a Delaware corporation (formerly known as Avista Public Acquisition Corp. II, “New OmniAb”), merged with and into OmniAb Operations, Inc., a Delaware corporation (formerly known as OmniAb, Inc.) (such transaction, the “Merger”), with OmniAb Operations, Inc., surviving the Merger as a wholly owned subsidiary of New OmniAb.

Pursuant to the requirements of the Securities Exchange Act of 1934 OmniAb Operations, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 2, 2022

OMNIAB OPERATIONS, INC.

By:	/s/ Charles S. Berkman
Name:	Charles S. Berkman
Title:	Chief Legal Officer and Secretary